Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Three Months
	Ended	Years ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006

Fixed charges:
Interest	$23,950	$ 89,349	$ 81,860	$ 90,083	$ 61,640	$ 48,893
Amortization of fees	1,172	3,888	3,668	3,873	2,691	2,470
Interest capitalized	71	10	5	92	993	2,184

Fixed charges	$25,193	$ 93,247	$ 85,533	$ 94,048	$ 65,324	$ 53,547

Income from continuing operations	$35,603	$121,213	$120,418	$109,918	$121,712	$ 99,421
Plus fixed charges	25,193	93,247	85,533	94,048	65,324	53,547
Less interest capitalized	(71)	(10)	(5)	(92)	(993)	(2,184)

Earnings from continuing operations before fixed charges	$60,725	$214,450	$205,946	$203,874	$186,043	$150,784
Divided by fixed charges	$25,193	$ 93,247	$ 85,533	$ 94,048	$ 65,324	$ 53,547

Ratio of earnings from continuing operations to fixed charges	2.4	2.3	2.4	2.2	2.8	2.8

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.9	1.8	1.9	1.7	2.1	2.3

Preferred stock dividends	$ 6,063	$ 24,253	$ 24,253	$ 24,253	$ 24,253	$ 11,362